SECURITIES AND EXCHANGE COMMISSION
                 Washington, DC 20549

                     Schedule 13D

     Under the Securities and Exchange Act of 1934
                   (Amendment No. 2)


            TRI CITY BANKSHARES CORPORATION
                   (Name of Issuer)

             Common Stock, $1.00 par value
            (Title of Class of Securities )


                       895364107
                    (CUSIP NUMBER)

 Thomas Vierthaler c/o Tri City Bankshares Corporation
  6400 South 27th Street; Oak Creek, WI  53154  (414)
                       761-1610
     (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and  Communications)

                    Not Applicable
             (Date of Event which Requires
               Filing of this Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the
following box [    ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

                  Page 1  of 5 Pages

              Exhibit Index at Page _____

1)   Name of Reporting Person

          David A. Ulrich

     SS or IRS Identification Nos. of Above Person

          Social Security Number  ###-##-####

2)   Check the Appropriate Box if a Member of Group *

                              (a) [     ]
                              (b) [     ]
          Not Applicable

3)   SEC Use Only


4)   Source of Funds *

          PF

5)   Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

          Not Applicable           [     ]

6)   Citizenship or Place of Organization

          United States

     Number of                (7)  Sole Voting Power  742,334
     Shares
     Beneficially Owned       (8)  Shared Voting Power  118,797
     by Each Reporting
     Person With              (9)  Sole Dispositive Power  742,334

                              (10) Shared Dispositive Power  363,603

11)  Aggregate Amount Beneficially Owned by Each
Reporting Person

          1,105,937

12)  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares *

                              [      ]

13)  Percent of Class Represented By Amount in Row (11)

          44.2%

14)  Type of Reporting Person  *

          IN

        * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security of Issuer

     The securities to which this statement relates is Common Stock, par value $1.00 per share (the "Shares"), of Tri City Bankshares Corporation (the "Company"), with its principal executive office at 6400 South 27th
Street, Oak Creek, WI  53154.

Item 2.   Identity and Background

     This statement is filed by Mr. David A. Ulrich whose principal business address is 6400 South 27th
Street, Oak Creek, WI 53154. Mr. Ulrich's principal occupation is as Chairman of the Board and President of the Company, a bank holding company in Wisconsin. In the past five years, Mr. Ulrich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ulrich is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other
Consideration

     On March 1, 1995, Mr. Ulrich and his spouse entered into a Stockholders Agreement (the
"Stockholders Agreement") with certain family members and related entities now covering an aggregate of 244,806 Shares. Mr. Ulrich may be deemed to have shared dispositive power with respect to such Shares.
The Stockholders Agreement replaced certain Buy and
Sell Agreements described in Mr. Ulrich's original filing on Schedule 13D.

     Mr. Ulrich and his spouse have a right of first refusal in connection with Shares subject to the Stockholders Agreement. If, pursuant to the Stockholders Agreement, Mr. Ulrich exercises his rights to purchase Shares, the funds for said purchases will come from Mr. Ulrich's personal assets.

Item 4.   Purpose of Transaction

     The Stockholders Agreement is intended to regulate the sale or other disposition of certain Shares in order to assure continuity of management by precluding interference from third parties.

     Mr. Ulrich may also, among other things, acquire additional Shares (in open market or privately negotiated transactions or otherwise) or dispose of Shares on terms acceptable to Mr. Ulrich from time to time. Mr. Ulrich reserves all rights with respect to any future plans or proposals.

Item 5.   Interest in Securities of the Issuer

     Mr. Ulrich beneficially owns 1,105,937 Shares representing 44.2% of the Company's outstanding Shares.

     Of the 1,105,937 Shares beneficially owned by Mr.
Ulrich, he has sole power to vote 742,334 Shares, shared power to vote or to direct the vote of 118,797
Shares, sole power to dispose of 742,334 Shares, and shared power to dispose of 363,603 Shares.

     Mr. Ulrich shares the power to vote and to dispose of 118,797 Shares with his wife, Agatha T. Ulrich, who holds these Shares in her own name. Mrs. Ulrich's principal business address is 6400 South 27th Street, Oak Creek, WI 53154. Mrs. Ulrich's principal occupation is as a Director of NDC, Inc. whose address is 6400 South 27th Street, Oak Creek WI 53154. In the past five years, Mrs. Ulrich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ulrich is a citizen of the United States.

     Mr. Ulrich has not engaged in any transactions involving Shares of the Company within the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer.

     The Stockholders Agreement provides that certain family members of Mr. Ulrich and related entities must offer Shares owed by them to Mr. Ulrich and his spouse before the Shares can be transferred to third parties
(other than specified family members and trusts). In connection with any proposed transfer, Mr. Ulrich and his spouse have the first right to purchase any such Shares at the lesser of the proposed sale price (in the case of a proposed sale of the Shares) or the price fixed by the Company's Board of Directors for purposes of the Company's Dividend Reinvestment Plan (75% of such amount in the case of a seizure or sale by legal process or any transfer by operation of law). Shares not purchased by Mr. Ulrich or his spouse are then offered to specified family members and related entities and/or permitted transferees. Purchasers under the Stockholders Agreement have the option to purchase the Shares in five equal annual installments, with interest, with the first installment payable at closing.

Item 7.   Material to Be Filed as Exhibits

     Exhibits

               1.   Stockholders Agreement dated March
                    1, 1995 (previously filed).

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of March 26, 1998.


                                   /s/ David A. Ulrich
                                   -----------------------
                                   David A. Ulrich